For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Corp. announces 2006 exploration results at Goodnews Bay Platinum project, Alaska

January 29, 2007, Vancouver, BC – Pacific North West Capital Corp. (`PFN’) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to announce exploration results from its Goodnews Bay platinum project in southwest Alaska (Figure 1 & 2).

Field exploration efforts in 2006 focused on the Goodnews Bay ultramafic intrusion in the Susie Mt. area (Figure 3) of the project where historical exploration resulted in discovery of +1 gram per tonne platinum in rock and soil samples.  The 2006 evaluation program consisted of power auger basal soil samples, pan concentrate samples and rock samples in addition to reconnaissance scale prospecting.

Results from the 2006 programs returned anomalous Pt values in the basal soil layer on the southwest flank of Susie Mountain with Pt values as high as 268 ppb.  The anomalous values are underlain by clinopyroxene dominated rocks which are believed to host potential lode occurrences of platinum. The approximate 600,000 ounces of placer platinum recovered from the Salmon River (Figure 3) likely originated from Red Mountain.  The potential to find equivalent platinum at source remains good in the geological units on Susie Mountain.

News Release	1	January 29, 2007

Based on the results of the 2006 field program as well as synthesis of previous work at Goodnews Bay, a series of soil, rock and pan concentrate sampling programs followed by drilling and possibly surface trenching have been recommended for 2007.  PFN will proceed with an exploration program on the Goodnews Bay Property for 2007 to follow up on the results of the 2006 programs.

All sample preparation was conducted for the Goodnews Bay project in 2006 by Alaska Assay Laboratories in Fairbanks, Alaska. All sample geochemical analyses conducted for the Goodnews Bay project in 2006 were completed by ALS Chemex in Vancouver, British Columbia.

The qualified person responsible for this news release is Curt Freeman, M.Sc. P. Geo.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	2	January 29, 2007